Engagement Contract

This engagement contract is between the trustees of the Bw Total Return Fund, a registered investment company and BenefitWorks, Inc., a registered investment adviser.

First:	The engagement shall be ratified by a majority of the voting securities of the company at a meeting called within sixty days after the registration with the Securities and Exchange Commission has been completed.

Second:	The engagement is for a period of one year, beginning October 1, 2007; with annual extensions only so long as such continuance is specifically approved at least annually by the trustees or by a majority vote of the outstanding securities of the company.

Third:	Monthly compensation paid to the investment adviser shall be equal to .0004583 times the fund's assets on the last day of every month.

Fourth:	The investment adviser shall pay all expenses, other than security transaction costs, incurred by or on behalf of the fund and the trustees, including, but not limited to, investment advisory newsletter subscriptions, trustee fees, auditor fees, legal fees, office expenses and administrative employees' expenses.

Fifth:	The investment adviser is responsible for investing the assets of the fund, following the investment strategy described in the fund's prospectus, to achieve the fund's investment objective. The investment adviser is not responsible for achieving the investment objective.

Sixth:	This contract may be terminated at any time, without payment of any penalty, by the trustees of the company or by the majority vote of the outstanding securities of the company on not more than sixty days notice to the investment adviser, and

Seventh:	This contract will terminate immediately in the event of its assignment.

_______________________________________
For the Bw Total Return Investment Company

_______________________________________
For BenefitWorks, Inc.

On this ________ day of ________________________, 2007, in Lebanon, PA.